SUBSCRIPTION AGREEMENT

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Cornbread CBD, PBC
2517 Data Drive
Jeffersontown, KY 40299

Ladies and Gentlemen:

The undersigned ("**Purchaser**") understands that Cornbread CBD, PBC, a public benefit corporation organized under the laws of Kentucky (the "**Company**"), is offering an aggregate of 24,565 shares of its Series Seed Preferred Stock, no par value (the "**Series Seed Preferred Stock**") through Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"). This offering is made pursuant to relevant documents related to the Company and the Series Seed Preferred Stock provided by the Company to the persons considering subscribing for the Series Seed Preferred Stock through the Company's Wefunder crowdfunding portal (collectively, the "**Offering Documents**"). Purchaser further understands that the offering is being made without registration of the Series Seed Preferred Stock under the Securities Act, or any securities law of any state of the United States or of any other jurisdiction (collectively, "**State Securities Laws**").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Offering Documents, Purchaser hereby irrevocably subscribes for the Series Seed Preferred Stock set forth in the signature page hereto for the aggregate purchase price set forth in the signature page, which is payable as described in Section 4 hereof. Purchaser acknowledges that the Series Seed Preferred Stock will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreement**").

2. Acceptance of Subscription and Issuance of Series Seed Preferred Stock. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Purchaser at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Series Seed Preferred Stock may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue any of the Series Seed Preferred Stock to any person who is a resident of a jurisdiction in which the issuance of Series Seed Preferred Stock to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

3. The Closing. The closing of the purchase and sale of the Series Seed Preferred Stock (the "**Closing**") shall take place via remote exchange of documents on April 30, 2023, or at such other time and place as the Company may designate by notice to Purchaser.

4. Payment for Series Seed Preferred Stock. Payment for the Series Seed Preferred Stock shall be received by Wefunder from Purchaser by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, in the amount as set forth in the signature page hereto.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that the Company has been duly incorporated and is validly existing under the laws of Kentucky, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

6. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to and covenants with the Company that:

(a) General.

(i) Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Series Seed Preferred Stock, enter into this Subscription Agreement and to perform all the obligations required to be performed by Purchaser hereunder, and such purchase will not contravene any law, rule, or regulation binding on Purchaser or any investment guideline or restriction applicable to Purchaser.

(ii) Purchaser is a resident of the state set forth on their Wefunder profile and is not acquiring the Series Seed Preferred Stock as a nominee or agent or otherwise for any other person.

(iii) Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which Purchaser purchases or sells Series Seed Preferred Stock, or Common Stock upon conversion of Purchaser's Series Seed Preferred Stock, and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Purchaser is subject or in which Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

(b) Information Concerning the Company.

(i) Purchaser has received a copy of the Offering Documents. Purchaser has not been furnished any offering literature other than the Offering Documents, and Purchaser has relied only on the information contained therein.

(ii) Purchaser understands and accepts that the purchase of the Series Seed Preferred Stock involves various risks, including the risks outlined in the Offering Documents and in this Subscription Agreement. Purchaser represents that it is able to bear any loss associated with an investment in the Series Seed Preferred Stock.

(iii) Purchaser confirms that it is not relying on any communication (written or oral) of the Company or any of its affiliates, as investment or tax advice or as a recommendation to purchase the Series Seed Preferred Stock. It is understood that information and explanations related to the terms and conditions of the Series Seed Preferred Stock provided in the Offering Documents or otherwise by the Company or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Series Seed Preferred Stock, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to Purchaser in deciding to invest in the Series Seed Preferred Stock. Purchaser acknowledges that neither the Company nor any of its affiliates has made any representation regarding the proper characterization of the Series Seed Preferred Stock for purposes of determining Purchaser's authority to invest in the Series Seed Preferred Stock.

(iv) Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Documents. Purchaser has had access to such information concerning the Company and the Series Seed Preferred Stock as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Series Seed Preferred Stock.

(v) Purchaser understands that, unless Purchaser notifies the Company in writing to the contrary at or before the Closing, each of Purchaser's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Purchaser.

(vi) Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return the previously paid subscription price of the Series Seed Preferred Stock, without interest thereon, to Purchaser.

(vii) Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Series Seed Preferred Stock or made any finding or determination concerning the fairness or advisability of this investment.

(c) Investment Limits. In the event Purchaser is not an accredited investor as defined under Rule 501(a) of Regulation D, promulgated under the Securities Act, Purchaser represents that:

(i) Either of Purchaser's net worth or annual income is less than $124,000, and that the amount Purchaser is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than or equal to the greater of (A) 5% of the greater of Purchaser's annual income or net worth, or (B) $2,500; or

(ii) Both of Purchaser's net worth and annual income are more than $124,000, and that the amount Purchaser is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than or equal to up to 10% of the greater of Purchaser's annual income or net worth, and does not exceed $124,000.

(d) Non-Reliance.

(i) Purchaser represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Company, as investment advice or as a recommendation to purchase the Series Seed Preferred Stock, it being understood that information and explanations related to the terms and conditions of the Series Seed Preferred Stock and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Series Seed Preferred Stock.

(ii) Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Series Seed Preferred Stock or (B) made any representation to Purchaser regarding the legality of an investment in the Series Seed Preferred Stock under applicable legal investment or similar laws or regulations. In deciding to purchase the Series Seed Preferred Stock, Purchaser is not relying on the advice or recommendations of the Company and Purchaser has made its own independent decision that the investment in the Series Seed Preferred Stock is suitable and appropriate for Purchaser.

(e) Status of Purchaser.

(i) Purchaser has such knowledge, skill and experience in business, financial and investment matters that Purchaser is capable of evaluating the merits and risks of an investment in the Series Seed Preferred Stock. With the assistance of Purchaser's own professional advisors, to the extent that Purchaser has deemed appropriate, Purchaser has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Series Seed Preferred Stock and the consequences of this Subscription Agreement. Purchaser has considered the suitability of the Series Seed Preferred Stock as an investment in light of its own circumstances and financial condition and Purchaser is able to bear

the risks associated with an investment in the Series Seed Preferred Stock, and it is authorized to invest in the Series Seed Preferred Stock.

(ii) Purchaser agrees to furnish any additional information requested by the Company or any of its affiliates to assure compliance with applicable U.S. federal and State Securities Laws in connection with the purchase and sale of the Series Seed Preferred Stock.

(f) Restrictions on Transfer or Sale of Series Seed Preferred Stock.

(i) Purchaser agrees that during the one-year period beginning on the date on which it acquired Series Seed Preferred Stock pursuant to this Subscription Agreement, it shall not transfer such Series Seed Preferred Stock except:

(A) To the Company;

(B) To an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act;

(C) As part of an offering registered under the Securities Act with the Commission; or

(D) To a member of Purchaser's family or the equivalent, to a trust controlled by Purchaser, to a trust created for the benefit of a member of the family of Purchaser or equivalent, or in connection with the death or divorce of Purchaser or other similar circumstance.

(ii) Purchaser is acquiring the Series Seed Preferred Stock solely for Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Series Seed Preferred Stock. Purchaser understands that the Series Seed Preferred Stock have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Purchaser and of the other representations made by Purchaser in this Subscription Agreement. Purchaser understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(iii) In addition to the restrictions set forth in Section 6(f)(i) above, Purchaser understands that the Series Seed Preferred Stock are "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that Purchaser may dispose of the Series Seed Preferred Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, and Purchaser understands that the Company has no obligation or intention to register any of the

Series Seed Preferred Stock or the offering or sale thereof, or to take action so as to permit offers or sales pursuant to the Securities Act or an exemption from registration thereunder (including pursuant to Rule 144 thereunder). Accordingly, Purchaser understands that under the Commission's rules, Purchaser may dispose of the Series Seed Preferred Stock only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Purchaser understands that the Company has no obligation or intention to register any of the Series Seed Preferred Stock, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Series Seed Preferred Stock become freely transferable, a secondary market for the Series Seed Preferred Stock may not develop. Consequently, Purchaser understands that Purchaser must bear the economic risks of the investment in the Series Seed Preferred Stock for an indefinite period of time.

(iv) Purchaser agrees: (A) that Purchaser will not sell, assign, pledge, give, transfer, or otherwise dispose of the Series Seed Preferred Stock or any interest therein, or make any offer or attempt to do any of the foregoing, unless the transaction is registered under the Securities Act and complies with the requirements of all applicable State Securities Laws, or the transaction is exempt from the registration provisions of the Securities Act and all applicable requirements of State Securities Laws; (B) that the certificates representing the Series Seed Preferred Stock will bear a legend making reference to the foregoing restrictions; and (C) that the Company and its affiliates shall not be required to give effect to any purported transfer of such Series Seed Preferred Stock, except upon compliance with the foregoing restrictions.

7. Conditions to Obligations of Purchaser and the Company. The obligations of Purchaser to purchase and pay for the Series Seed Preferred Stock specified in the signature page hereto and of the Company to sell those Series Seed Preferred Stock, are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of Purchaser contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made on and as of the Closing.

8. Obligations Irrevocable. The obligations of Purchaser shall be irrevocable.

9. Investor Rights Agreement. Upon acceptance of this Subscription Agreement by the Company, the Purchaser joins and agrees to be bound by the Investor Rights Agreement (the "**Investor Rights Agreement**") attached hereto as Exhibit A and made a part hereof and incorporated herein by reference. Further, by executing this Subscription Agreement, Purchaser acknowledges and agrees that upon acceptance of this Subscription Agreement, the Purchaser will be an "Investor" (as defined in the Investor Rights Agreement) and the Purchaser will be subject to the terms and conditions of the Investor Rights Agreement.

10. Legend. The certificates representing the Series Seed Preferred Stock sold pursuant to this Subscription Agreement will be imprinted with a legend in substantially the following form:

> "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR SUCH OTHER APPLICABLE LAWS."

11. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Purchaser without the prior written consent of the other party, and any attempted assignment without such prior written consent shall be void.

13. Waiver of Jury Trial. PURCHASER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action, or proceeding relating to any offers, purchases, or sales of the Series Seed Preferred Stock by Purchaser ("**Proceedings**"), Purchaser irrevocably submits to the jurisdiction of the federal and state courts located in the City of Louisville, Kentucky and County of Jefferson, Kentucky, which submission shall be exclusive, unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky.

16. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the addresses set forth on the signature page hereto (or such other address as either party shall have specified by notice in writing to the other).

19. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of Purchaser, and (iii) the death or disability of Purchaser.

21. Notification of Changes. Purchaser hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Series Seed Preferred Stock pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of Purchaser contained in this Subscription Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Cornbread CBD, PBC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

Investor Rights Agreement

See attached.

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this "**Agreement**"), is made as of 2/15/2023 by and among Cornbread CBD, PBC, a Kentucky public benefit corporation (the "**Company**"), the Investors (as defined below) listed on Schedule A and the Founders (as defined below) listed on Schedule B.

WHEREAS, each Founder is the beneficial owner of shares of Capital Stock, or of options to purchase Common Stock;

WHEREAS, the Company and the Investors are parties to those certain Series Seed Preferred Subscription Agreements (each, a "**Subscription Agreement**"), pursuant to which the Investors have agreed to purchase shares of the Series Seed Preferred Stock of the Company, no par value ("**Series Seed Preferred Stock**"); and

WHEREAS, the Founders and the Company desire to further induce the Investors to purchase the Series Seed Preferred Stock;

NOW, THEREFORE, the Company, the Founders and, the Investors agree as follows:

1. Definitions.

1.1. "**Affiliate**" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer, director or trustee of such Investor, or any venture capital fund or other investment fund now or hereafter existing which is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Investor.

1.2. "**Board of Directors**" means the board of directors of the Company.

1.3. "**Capital Stock**" means (a) shares of Common Stock and Series Seed Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Series Seed Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Founder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Founder (or any other calculation based thereon), all shares of Series Seed Preferred Stock shall be deemed to have been converted into Common Stock at the then applicable conversion ratio.

1.4. "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.5. "**Common Stock**" means shares of Common Stock of the Company, no par value.

1.6. "**Company Notice**" means written notice from the Company notifying the selling Founders and each Investor that the Company intends to exercise its Secondary Refusal Right as to some or all of the Transfer Stock with respect to any Proposed Founder Transfer.

1.7. "**Investor Notice**" means written notice from any Investor notifying the Company and the selling Founder(s) that such Investor intends to exercise its Right of First Refusal as to a portion of the Transfer Stock with respect to any Proposed Founder Transfer.

1.8. "**Investor(s)**" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 5.9, each person who hereafter becomes a signatory to this Agreement pursuant to Section 5.11 and any one of them, as the context may require.

1.9. "**Founders Registrable Securities**" means (i) the shares of Common Stock held by the Founders, and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of such shares.

1.10. "**Founders**" means the persons named on Schedule B hereto, each person to whom the rights of a Founder are assigned pursuant to Section 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Section 5.9 and any one of them, as the context may require.

1.11. "**Proposed Founder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Founders.

1.12. "**Proposed Transfer Notice**" means written notice from a Founder setting forth the terms and conditions of a Proposed Founder Transfer.

1.13. "**Prospective Transferee**" means any person to whom a Founder proposes to make a Proposed Founder Transfer.

1.14. "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Series Seed Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; (iii) the Founder Registrable Securities; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 5.9, and excluding for purposes of Section 2.8 any shares for which rights have terminated pursuant to this Agreement.

1.15. "**Restated Articles**" means the Company's Amended and Restated Articles of Incorporation, as amended and/or restated from time to time.

1.16. "**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Founder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.17. "**Right of First Refusal**" means the right, but not an obligation, of each Investor, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Founder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.18. "**Secondary Notice**" means written notice from an Investor notifying the Company and the selling Founder that the Investor does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Founder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.19. "**Secondary Refusal Right**" means the right, but not an obligation, of the Company to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.20. "**Series Seed Preferred Stock**" means collectively, all shares of Series Seed Preferred Stock.

1.21. "**Transfer Stock**" means shares of Capital Stock owned by a Founder, or issued to a Founder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like).

1.22. "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Founder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Investors and the Founders.

2.1. Information Rights.

(a) Basic Financial Information. The Company will furnish to an Investor when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

(b) Confidentiality. Anything in this Agreement to the contrary notwithstanding, an Investor shall not by reason of this Agreement have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights if the Company reasonably determines an Investor to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of a competitor. Each Investor agrees that it will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of such Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring such Investor's investment in the Company.

2.2. Participation Right.

(a) General. Each Investor shall have the right of first refusal to purchase such Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 2.2(b) below) that the Company may from time to time issue after the date of this Agreement, provided, however, notwithstanding anything contained in this Agreement to the contrary, an Investor shall have no right to purchase any such New Securities if such Investor cannot demonstrate to the Company's reasonable satisfaction that: (i) such Investor is at the time of the proposed issuance of

such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act of 1933, as amended (the "**Securities Act**") or that such Investor's investment will comply with the then in effect investment limitations for non-accredited investors investing in offerings under Section 4(a)(6) of the Securities Act, and (ii) the purchase of any New Securities by such Investor is exempt from registration under the Securities Act or any state securities laws. An Investor's "**Pro Rata Share**" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by an Investor, to (b) the Fully-Diluted Share Number.

(b) New Securities. "**New Securities**" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board of Directors; (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board of Directors; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

(c) Procedures. In the event that the Company proposes to undertake an issuance of New Securities, it shall give an Investor a written notice of its intention to issue New Securities (the "**New Securities Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 5.5. An Investor shall have ten (10) days from the date such New Securities Notice is effective, as determined pursuant to Section 5.5 based upon the manner or method of notice, to agree in writing to purchase such Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the New Securities Notice by giving written notice to the Company and

stating therein the quantity of New Securities to be purchased (not to exceed such Investor's Pro Rata Share).

(d) Failure to Exercise. In the event that an Investor fails to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which such Investor's rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's New Securities Notice to the Investors. In the event that the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Investors pursuant to this Section 2.3.

2.3. Restrictions on Transfer; Drag Along.

(a) Limitations on Disposition. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the shares of Series Seed Preferred Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") hereby agrees not to make any disposition of all or any portion of any Securities unless and until:

(i) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 2.3(a)(i) and Sections 2.3(a)(ii) above, no such registration statement or opinion of counsel shall be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, without limitation, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member or stockholder, or (iii) for the transfer by gift, will or intestate succession by any Holder to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that

in the case of clauses (ii) and (iii) the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Investor hereunder and in the case of clause (iii) the transfer was without additional consideration or at no greater than cost.

(b) "Market Stand-Off" Agreement. Each Holder hereby agrees that it shall not, to the extent requested by the Company or an underwriter of securities of the Company, sell or otherwise transfer or dispose of any Securities or other Securities of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to one hundred eighty (180) days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last seventeen (17) days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or prior to the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 2.3(b) shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension shall not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an emerging growth company (as defined in the Jumpstart Our Business Startups Act of 2012) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond two hundred fifteen (215) days after the effective date of the registration statement. For purposes of this Section 2.3(b), the term "Company" shall include any wholly-owned subsidiary of the Company into which the Company merges or consolidates. To enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this Section 2.3(b) and to impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder further agrees to enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

(c) Drag Along Right. In the event that each of (i) the holders of a majority of the shares of Common Stock then outstanding (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), (ii) the Requisite

Holders (as defined in the Articles of Incorporation) of Preferred Stock, and (iii) the Board of Directors approve a Deemed Liquidation Event (as defined in the Articles of Incorporation), then each shareholder of the Company holding at least one percent (1%) of the capital stock of the Company hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Shareholder of the Company (collectively, the "**Shares**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 2.3(c), including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 2.3(c) shall not apply to a Deemed Liquidation Event where the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "**Shareholder**" shall mean each Holder and the Founders, and any transferee thereof.

(d) Exceptions to Drag Along Right. Notwithstanding the foregoing, a Shareholder of the Company will not be required to comply with Section 2.3(c) above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(i) any representations and warranties to be made by such Shareholder of the Company in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including but not limited to representations and warranties that (i) the Shareholder of the Company holds all right, title and interest in and to the Shares such Shareholder of the Company purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Shareholder of the Company in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Shareholder of the Company have been duly executed by the Shareholder of the Company and delivered to the acquirer and are enforceable against the Shareholder of the Company in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Shareholder of the Company's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii) the Shareholder of the Company shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be

paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(iii) the liability for indemnification, if any, of such Shareholder of the Company in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Shareholders of the Company in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and except as required to satisfy the liquidity preference of the Series Seed Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Shareholder of the Company in connection with such Proposed Sale;

(iv) liability shall be limited to such shareholder's applicable share (determined based on the respective proceeds payable to each Shareholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Shareholders but that in no event exceeds the amount of consideration otherwise payable to such Shareholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Shareholder, the liability for which need not be limited as to such Shareholder;

(v) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Series Seed Preferred Stock elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series Seed Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Articles of Incorporation in effect immediately prior to the Proposed Sale.

2.4. Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Founder hereby unconditionally and irrevocably grants to the Investors a Right of First Refusal to purchase all or any portion of Transfer Stock that such Founder may propose to transfer in a Proposed Founder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. Provided, however, notwithstanding anything contained in this Agreement to the contrary, no Investor shall have the right to purchase any such Transfer Stock if such Investor cannot demonstrate to the Company's and Founders' reasonable satisfaction that: (i) such Investor is at the time of the Proposed Founder Transfer an "accredited investor" as such term is defined in Regulation D under the Securities Act or that such Investor's investment will comply with the then in effect investment limitations for non-accredited investors investing in offerings under Section 4(a)(6) of the Securities Act; and (ii) that the purchase of any Transfer Stock under the Proposed Founder Transfer by such Investor is exempt from registration under the Securities Act or any state securities laws.

(b) Notice. Each Founder proposing to make a Proposed Founder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Founder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Founder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Founder Transfer. To exercise its Right of First Refusal under this Section 2, an Investor must deliver an Investor Notice to the selling Founder and the Company within fifteen (15) days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Investor. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Founder with the Investor that contains a preexisting right of first refusal, the Investor and the Founder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.4(a) and this Section 2.4(b).

(c) Grant of Secondary Refusal Right to the Company. Subject to the terms of Section 3 below, each Founder hereby unconditionally and irrevocably grants to the Company a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Investors pursuant to the Right of First Refusal, as provided in this Section 2.4(c). If the Investors do not provide an Investor Notice exercising their Right of First Refusal with respect to all Transfer Stock subject to a Proposed Founder Transfer, the Investors must deliver a Secondary Notice to the selling Founder and to the Company to that effect no later than fifteen (15) days after the selling Founder delivers the Proposed Transfer Notice to the Investors. To exercise its Secondary Refusal Right, the Company must deliver a Company Notice to the selling Founder and the Investors

within ten (10) days after the Investors' deadline for delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Investors and the Company pursuant to Sections 2.4(b) and (c) with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Section 2.4(c) (the "**Company Notice Period**"), then the Company shall, within five (5) days after the expiration of the Company Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors who fully exercised their Right of First Refusal within the Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Section 2.4(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Founder and the Company within ten (10) days after the expiration of the Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.4(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Right of First Refusal (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Founder of that fact.

(e) Forfeiture of Rights. Notwithstanding the foregoing, if the total number of shares of Transfer Stock that the Investors and the Company have agreed to purchase in the Investor Notices, Company Notice, and Undersubscription Notices is less than the total number of shares of Transfer Stock, then the Investors and the Company shall be deemed to have forfeited any right to purchase such Transfer Stock, and the selling Founder shall be free to sell all, but not less than all, of the Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including, without limitation, the terms and restrictions set forth in Sections 2.5 and 5.9(b); (ii) any future Proposed Founder Transfer shall remain subject to the terms and conditions of this Agreement, including this Section 2; and (iii) such sale shall be consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such forty-five (45) day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(f) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Investor Notice. If any Investor or the Company cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, such Investor or the Company may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Investor Notice. The closing of the purchase of Transfer Stock by the Investors and the Company shall take place, and all payments from the Investors and the Company shall have been delivered to the selling Founder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Founder Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.5. Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Founder Transfer is not purchased pursuant to Section 2.4 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Founder Transfer as set forth in Section 2.5(b) below and, subject to Section 2.5(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Founder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Investor may include in the Proposed Founder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Founder Transfer (excluding shares purchased by the Participating Investors or the Company pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Founder Transfer (including any shares that such Participating Investor has agreed to purchase pursuant to the Right of First Refusal) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Founder Transfer (including any shares that all Participating Investors have collectively agreed to purchase pursuant to the Right of First Refusal), plus the number of shares of Transfer Stock held by any selling Founder.

(c) Purchase and Sale Agreement. The Participating Investors and the selling Founder agree that the terms and conditions of any Proposed Founder Transfer in

accordance with this Section 2.5 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Founder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2.

(d) Allocation of Consideration.

(i) Subject to Section 2.5(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Founder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Founder as provided in Section 2.5(b), provided that if a Participating Investor wishes to sell Series Seed Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Series Seed Preferred Stock into Common Stock.

(ii) In the event that the Proposed Founder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Founder in accordance with the Restated Articles as if (A) such transfer were a Deemed Liquidation Event (as defined in the Restated Articles), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding.

(e) Purchase by Selling Founder; Deliveries. Notwithstanding Section 2.5(c) above, if any Prospective Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Founder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Founder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.5(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Founder to such Participating Investor or Investors shall be made in accordance with the first sentence of Section 2.5(d)(ii). In connection with such purchase by the selling Founder, such Participating Investor or Investors shall deliver to the selling Founder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Founder (or request that the Company effect such transfer in the name of the selling Founder). Any such shares transferred to the selling Founder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and

conditions specified in the Proposed Transfer Notice, and the selling Founder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.5(e).

(f) Additional Compliance. If any Proposed Founder Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Founders proposing the Proposed Founder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.5.

2.6. Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Founder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Founder becomes obligated to sell any Transfer Stock to any Investor or the Company under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, such Investor and/or the Company may, at its option, in addition to all other remedies it may have, send to such Founder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Founder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Investor who desires to exercise its Right of Co-Sale under Section 2.5 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Founder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.5. The sale will be made on the same terms, including, without

limitation, as provided in Section 2.5(d)(i) and the first sentence of Section 2.5(d)(ii), as applicable, and subject to the same conditions as would have applied had the Founder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.5. Such Founder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Section 2.5.

2.7. Election of Board of Directors.

(a) Voting; Board Composition. Subject to the rights of the Shareholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Shareholder shall vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Shareholder (the "**Voting Shares**"), or to cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board of Directors:

(i) One individual (the "**Higdon Board Designee**") designated from time to time in a writing delivered to the Company and signed by Jim Higdon ("**Higdon**") for so long as Higdon continues to own beneficially at least one (1) share of issued and outstanding Common Stock of the Company, which individual shall initially be Higdon;

(ii) One individual (the "**Zipperle Board Designee**") designated from time to time in a writing delivered to the Company and signed by Eric Zipperle ("**Zipperle**") for so long as Zipperle continues to own beneficially at least one (1) share of issued and outstanding Common Stock of the Company, which individual shall initially be Zipperle;

(iii) One individual (the "**Series Seed Board Designee**" and together with the Higdon Board Designee and Zipperle Board Designee, each a "**Board Designee**") designated from time to time in a writing delivered to the Company and signed by the Requisite Holders who then hold a majority of the thenoutstanding shares of Series Seed Preferred Stock.

Notwithstanding anything in this Agreement to the contrary, the Board of Directors shall have the right to remove the Series Seed Board Designee, with or without cause, upon an affirmative vote of the majority of the members of the Board of Directors. Upon removal from the position of Series Seed Board Designee, such individual shall not be reappointed as the Series Seed Board Designee pursuant to this Section 2.7 without the consent of the majority of the members of the Board of Directors. Except as set forth in the foregoing, and subject to the rights of the

Shareholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Shareholder shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the parties entitled to designate the Board Designee. Each Shareholder hereby appoints, and shall appoint, the thencurrent Chief Executive Officer of the Company, as the Shareholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Shareholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Shareholder if, and only if, the Shareholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of the Shareholder's Voting Shares or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company's or any other party's written request for the Shareholder's written consent or signature. The proxy and power granted by each Shareholder pursuant to this Section 2.7 are coupled with an interest and are given to secure the performance of the Shareholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Shareholder is an individual, will survive the death, incompetency and disability of such Shareholder and, so long as any Shareholder is an entity, will survive the merger or reorganization of the Shareholder or any other entity holding Voting Shares.

3. Exempt Transfers.

3.1. Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.4 and 2.5 shall not apply (a) in the case of a Founder that is an entity, upon a transfer by such Founder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Founder by the Company at a price no greater than that originally paid by such Founder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Founder making such pledge, or (d) in the case of a Founder that is a natural person, upon a transfer of Transfer Stock by such Founder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, including any life partner or similar statutorily-recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Founder (or his or her spouse, including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as "family members"), or any other person approved by unanimous consent of the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership

interests of which are owned wholly by such Founder or any such family members; provided that in the case of clause(s) (a), (c), or (d), the Founder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such Transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Founder (but only with respect to the securities so transferred to the transferee), including the obligations of a Founder with respect to Proposed Founder Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2. Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**"); or (b) pursuant to a Deemed Liquidation Event (as defined in the Restated Articles).

3.3. Prohibited Transferees. Notwithstanding the foregoing, no Founder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier, unless otherwise approved by the Board of Directors.

4. Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Founders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 hereof shall be notated with the following legend:

THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Founder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce

the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Miscellaneous.

5.1. Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO; and (b) the consummation of a Deemed Liquidation Event (as defined in the Restated Articles).

5.2. Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

5.3. Ownership. Each Founder represents and warrants that such Founder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

5.4. Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Kentucky and to the jurisdiction of the United States District Court for the Western District of Kentucky for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Kentucky and to the jurisdiction of the United States District Court for the Western District of Kentucky, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER

WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

5.5. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address or address as subsequently modified by written notice given in accordance with this Section 5.5. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the electronic notice shall be ineffective and deemed to not have been given until a new or corrected electronic mail address has been provided. Each Investor and Founder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

5.6. Entire Agreement. This Agreement (including, the Exhibits and Schedules hereto) together with the other Offering Documents (as defined in the Subscription Agreement) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

5.7. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.8. Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 5.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Founders, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Series Seed Preferred Stock held by the Investors (voting as a single separate class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Founders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Founder without the written consent of such Investor or Founder unless such amendment, modification, termination or waiver applies to all Investors and Founders, respectively, in the same fashion, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement, (iii) the consent of the Founders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Founders, and (iv) Schedule A hereto may be amended by the Company from time to time in accordance with the Subscription Agreement to add information regarding an additional Investor without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one (1) or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

5.9. Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Founder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the

terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires at least a majority of the issued and outstanding shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

5.10. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.11. Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series Seed Preferred Stock after the date hereof, any purchaser of such shares of Series Seed Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

5.12. Governing Law. This Agreement shall be governed by the internal law of the Commonwealth of Kentucky, without regard to conflict of law principles that would result in the application of any law other than the law of the Commonwealth of Kentucky.

5.13. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.14. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN

Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.15. Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

5.16. Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Founders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY: CORNBREAD CBD, PBC

DocuSigned by:

By: Eric Zipperle

21AF7544024549E...

Name: Eric Zipperle

Title: CEO

FOUNDERS:

DocuSigned by:

Signature: Jim Higdon

2240CB6FE7A14F7...

Jim Higdon

DocuSigned by:

Signature: Eric Zipperle

21AF7544024549E...

Eric Zipperle

INVESTORS: Signatures provided in joinder joinder agreement or in joinder provisions of applicable Subscription Agreements.

SCHEDULE A

INVESTORS

Name and Address

Kentucky Science and Technology Corporation

Gill & Augusta Holland

Andrew Mays

GRA, LLC

Cascade Bay Trading Co., LLC

Vertical Realty Group, LLC

Render Capital

Roy & Jennifer Cullinan

Colin Mackin

Joseph Leo Mackin

Noah Mackin

Theresa Lenhardt

SCHEDULE B

FOUNDERS

Name

Jim Higdon

Eric Zipperle

JOINDER AGREEMENT

Reference is hereby made to that certain Investor Rights Agreement (as the same may be amended, restated, supplemented, or otherwise modified from time to time, the "**Agreement**"), dated as [EFFECTIVE DATE], by and among CORNBREAD CBD, PBC, a Kentucky public benefit corporation (the "**Company**"), the Investors (as defined in the Agreement) and the Founders (as defined in the Agreement). The undersigned hereby agrees that upon execution and delivery of this Joinder Agreement, it shall become a party to the Agreement as an "Investor" for all purposes thereunder and shall be fully bound by, and subject to, all of the terms, conditions, and provisions of the Agreement applicable to Investors thereunder as though an original party thereto.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date set forth below.

INVESTOR:

Investor Signature
____
(Signature)

[ENTITY NAME]
(Printed Name)

Date: [EFFECTIVE DATE]

ACCEPTED

CORNBREAD CBD, PBC

By: Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Date: [EFFECTIVE DATE]